December 23, 2019

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Re:	JNL Series Trust (File No. 811-08894) – Registration Statement on Form N-14
Dear Sir or Madam:
On behalf of JNL Series Trust (the “Trust”), transmitted herewith for filing pursuant to the Securities Act of 1933, as amended (the “1933 Act”), and Regulation C thereunder is a registration statement for the Trust on Form N-14 (the “Registration Statement”).  The Registration Statement includes a Combined Information Statement/Prospectus and a Statement of Additional Information relating to the merger of the JNL/Goldman Sachs Emerging Markets Debt Fund, a series of the Trust, into the JNL/DoubleLine® Emerging Markets Fixed Income Fund, also a series of the Trust.
Pursuant to Rule 488 under the 1933 Act, this Registration Statement will become effective on January 22, 2020.
This transmission contains a conformed signature page.  The manually signed original of this document is maintained at the offices of the Trust.
If you have any questions or comments regarding the foregoing, please contact me at (312) 730-9730.
Sincerely,

/s/ Emily J. Bennett

Emily J. Bennett
Assistant Secretary

Enclosure